July 6, 2020

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Edwin Kim

RE:	ImageWare Systems, Inc.
Registration Statement on Form S-1
(File No. 333- 239173)

Dear Mr. Kim,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, ImageWare Systems, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 10:00 a.m. Eastern Standard Time on July 8, 2020, or as soon as practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Ms. Jessica R. Sudweeks at (619) 272-7063, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours, IMAGEWARE SYSTEMS, INC. /s/ Kristin Taylor Kristin Taylor Chief Executive Officer

cc:          Jessica Sudweeks
Partner
Disclosure Law Group, a Professional Corporation